UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 17, 2020

Commission File Number 1-14846

<u>   AngloGold Ashanti Limited   </u>
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>   South Africa   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release: **DEALING IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06 ISIN.
ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

DEALING IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR OF

ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an associate of a director has dealt in ordinary shares of the Company.

Details of the transactions are provided below:

Name of associate	William R Kelly Revocable Living Trust
Name of director	Maria Richter
Name of company	AngloGold Ashanti Limited
Date of transaction	15 December 2020
Nature of transaction	On-market purchase of American Depositary Receipts
Class of security	American Depositary Receipts
Number of shares purchased	1,000
Price per share	US$21.92
Value of transaction (excluding fees)	US$21,920.00
Nature and extent of interest	Indirect, Beneficial

ENDS

17 December 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com

General inquiries   media@anglogoldashanti.com

Investors

Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com

Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 17, 2020

By: <u>/s/ L MARWICK</u>

Name: L Marwick

Title: EVP: General Counsel

   and Interim Company Secretary